Filed by Guidant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant's directors and executive officers is available in Guidant's Annual Report on Form 10-K for the year ended December 31, 2005. Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

Attached is a presentation made to Guidant employees on March 22, 2006.

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Guidant, Boston Scientific and Abbott Laboratories

Boston Scientific and Abbott Employee Assignments

Presentation to Employees

March 22, 2006

Boston Scientific & Abbott Employee Positions

•	Guidant, Abbott & Boston Scientific are commencing the next phase of the transition process
•	Focused on establishing Guidant as two new companies under the Boston Scientific & Abbott banners
•	Boston Scientific & Abbott are eager to welcome our employees as an integral part of their future success
•	Both companies have begun a comprehensive outreach to employees regarding their future within the respective companies
•	Process should be completed in the next few weeks

•	Recently announced the names of the senior leadership team for CRM and preparing to announce the other business unit appointments
•	This is a significant step forward in our transition process as we achieve clarity about the new entities
•	Both Boston Scientific and Abbott will provide more detail about compensation & benefit programs in the near future
•	Closing this transaction is an extraordinary and complex task and we appreciate your patience throughout this process
•	We will continue to communicate transition progress at the earliest possible opportunities
•	The most important thing employees can do is to stay focused on the business and on meeting our goals to ensure success in the marketplace

Key Messages: Guidant/Boston Scientific Merger

•

The combination of Guidant & Boston Scientific will create a global leader in cardiovascular medical devices, as well as a broad & diverse medical technology company. We have an even greater opportunity to expand the positive impact we have on patients around the world by combining our companies.

•	The cardiovascular devices market is growing at a double-digit rate, with even greater growth anticipated over the next decade due to an aging demographic.
•

Our combined company will be a pure play leader in this market, which translates to increased opportunities for our employees. Our commitment to growth will create a demand for many new and future business & technology leaders.

•

The strategic rationale for our merger is compelling. In addition to the considerable benefits for patients, customers and shareholders, we believe it can lead to even more attractive career opportunities for employees.

•

We will establish ambitious goals and aspire to be not only a “great place to work” but also a company that sets new standards of excellence. We expect that the people of our combined company can build long and productive careers, doing work that matters to millions of people around the world.

•

The people of both Guidant and Boston Scientific come to work each day to make a difference. We will retain the spirit of a small company – one that values initiative and creativity, and that recognizes each person’s talents and contributions. We will sustain a culture that encourages and supports innovation, and that is patient and customer centered.

•

Our companies share a common passion for: extending and improving the lives of cardiovascular patients; delivering excellence to all our customers; continuous innovation; and being number one in our markets. We are actively recruiting key talent who share this passion.

Key Messages: Abbott/Guidant Combination

•	The combination of Guidant’s VI and ES businesses with Abbott Vascular creates an immediate leader with a first-rate portfolio of products and the team to support them
•

Together we have an even better opportunity to serve the needs of people with vascular disorders through our advanced technology, our promising pipeline, our broader product line and our critical mass in research, development, sales and marketing

•	This merger is an outstanding combination of strengths: that will give our business – and our employees – even greater opportunities for growth
•	Abbott is committed to continuing to provide an outstanding work environment to attract and keep the very best employees
•

We will create an agile, innovative organization that promotes decision making at all levels, minimizes bureaucracy, and provides employees with continued career advancement, financial rewards and personal recognition for great work

•	During the integration, employees should stay focused on their jobs and, most importantly, on our customers and people with vascular diseases

How Were Employee Assignments Determined?

1.

In most cases, it is apparent which company Guidant employees will go with; in general, CRM and CS employees will become Boston Scientific employees and ES and VI employees will become Abbott employees

2.

For employees who hold split roles or whose responsibilities span more than one Guidant business unit, decisions were made based upon an employee’s primary work responsibility along with management discretion, with organizational capability as the key driver

•	Achievement of capable organizations
•	Enable competitiveness for each organization

Key Q&As

Q:	Will my compensation or benefits change?
A:

Guidant employees will largely remain covered by Guidant’s existing benefits plans for the remainder of 2006. (For Abbott, some equity-based items will change. Abbott will be providing more information about these changes prior to close.)

Q:	How soon will I know if my job is being changed?
A:	Our goal is to inform employees within 90 days of close whether their current job responsibilities will change in any way. That communication will come from your respective company.

Q:	Can I still apply for a job at another Guidant business unit?
A:	Now that company assignments have been completed, no transfers between existing
GDT BUs will be accepted.

Q:	Can I request to work for my desired company if I am assigned to the other?
A:	Company assignment decisions are final. Employees can discuss their concerns with their direct supervisor.

Q:	When will I learn more about my assigned company’s programs such as telecommuting, part-time, holiday shutdown, etc?
A:

All work by GDT, ABT and BSC up to this point has been centered on company assignments. Further information relative to each company’s policies, procedures and programs will follow in the months commencing with the close of the deal.

Who is Boston Scientific?

•	A worldwide developer, manufacturer and marketer of medical devices
•	Headquartered in Natick, Mass.
•	Approximately 20,000 employees and revenue of $6.3 billion in 2005
•	Traded on the New York Stock Exchange (NYSE: BSX)
•	Businesses in interventional cardiology, vascular surgery, peripheral interventions, urology, oncology, neurovascular, neuromodulation, gynecology, endoscopy and electrophysiology
•	One of FORTUNE magazine's “America’s Most Admired Companies” list for 2005

Who is Abbott Laboratories?

•	Worldwide headquarters: Abbott Park, Illinois

•	2004 annual sales of $19.7 billion
•	Chairman and CEO: Miles D. White (since 1999)
•	More than 60,000 employees worldwide; More than 100 facilities worldwide
•	Products sold in more than 130 countries
•	Principal businesses are global pharmaceuticals, nutritionals, and medical products, including diagnostics and cardiovascular devices
•	Number 100 among the 500 Largest U.S.-Based Corporations & number 379 among the Global 500 – Fortune magazine
•	One of Fortune’s “America's Most Admired Companies” every year since 1984; among Science magazine's “2005 Top Employers"

Boston Scientific and Guidant have filed a definitive prospectus/joint proxy statement with the SEC in connection with the proposed transaction. The material contained herein is not a substitute for the definitive prospectus/joint proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC. Investors and security holders are urged to read the definitive prospectus/joint proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, because they contain or will contain important information about the proposed transaction. The definitive prospectus/joint proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with the proposed transaction. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's Annual Report on Form 10-K for the year ended December 31, 2005, and information about Guidant's directors and executive officers is available in Guidant's Annual Report on Form 10-K for the year ended December 31, 2005. Additional information about the interests of potential participants is included in the definitive prospectus/joint proxy statement referred to above.

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